UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

101119105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

Copy to:

Maripat Alpuche, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This Amendment No. 4, dated February 29, 2012 (this “Amendment No. 4”), supplements and amends the Schedule 13D filed on September 3, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 9, 2008 (“Amendment No. 1”), Amendment No. 2 filed on June 23, 2010 (“Amendment No. 2”) and Amendment No. 3 filed on August 22, 2011 (“Amendment No. 3”), by BP Holdco, L.P. (“BP Holdco”), TCG Financial Services, L.P., Carlyle Financial Services, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd. and DBD Cayman Holdings, Ltd. with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

“On February 28, 2012, the Issuer repurchased for cash all of the Warrants held by BP Holdco and John Morton. The Issuer (i) repurchased Warrants held by BP Holdco, representing the right (subject to the exercise and other limitations therein) to purchase 5,383,891 shares of Common Stock, for $14,836,928.28, (ii) repurchased Warrants held by Mr. Morton, representing the right (subject to the exercise and other limitations therein) to purchase 59,174 shares of Common Stock, for $28,155.00 and (iii) made a cash payment of $134,916.72 to BP Holdco in respect of a cash payment that would have been payable to BP Holdco upon exercise of the Warrants held by Mr. Morton.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in response to Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following text to the end thereof:

“Exhibit 5 – Power of Attorney, dated February 11, 2011.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2012

DBD CAYMAN HOLDINGS, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD CAYMAN, LTD.

By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG HOLDINGS CAYMAN II, L.P.

By:	DBD CAYMAN, LTD.,
its general partner

By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.

By:	TCG HOLDINGS CAYMAN II, L.P.,
its general partner

By:	DBD CAYMAN, LTD.,
its general partner

By:	DBD CAYMAN HOLDINGS, LTD., its sole shareholder

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

TCG FINANCIAL SERVICES, L.P.

By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P., its sole shareholder

By:	TCG HOLDINGS CAYMAN II, L.P. its
general partner

By:	DBD CAYMAN, LTD.,
its general partner

By:	DBD CAYMAN HOLDINGS, LTD., its sole Shareholder

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

BP HOLDCO, L.P.

By:	TCG FINANCIAL SERVICES, L.P.,
its general partner

By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

Exhibit Index

Exhibit	Title

Exhibit 2	Investment Agreement, dated July 22, 2008, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.*

Exhibit 3	Investment Agreement, dated June 18, 2010, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.*

Exhibit 4	Joint Filing Agreement, dated August 22, 2011, by and among DBD Cayman Holdings, Ltd., DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and BP Holdco, L.P.*

Exhibit 5	Power of Attorney, dated February 11, 2011.**

*	Previously filed
**	Filed herewith